Exhibit 3.1
AMENDMENT II TO THE AMENDED AND RESTATED
BYLAWS OF POST PROPERTIES, INC.
The title of Article IV of the Amended and Restated Bylaws of Post Properties, Inc., will be amended and restated in its entirely as follows:
ARTICLE IV
MISCELLANEOUS
Section 4 of Article IV of the Amended and Restated Bylaws of Post Properties, Inc. will be added to read in its entirety as follows:
Section 4. Inspection of Books and Records. Without prior approval of the Board of Directors in their discretion, the right of inspection set forth in Section 14-2-1602(c) of the Georgia Business Corporation Code shall not be available to any shareholder owning two percent (2%) or less of the shares outstanding.